LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

RECEIVED
2006 DEC 19 P 12:

1 December 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

06019406

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 30 November 2006, Re: First Quarterly Report for the financial period ended 30 September 2006 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Dec 12/19

Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 30/11/2006 04:56:02 PM

Reference No LI-061130-112D2

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : LION INDUSTRIES CORPORATION BERHAD

* Stock name : LIONIND

* Stock code : 4235

* Contact person : WONG PHOOI LIN

* Designation : SECRETARY

Part A1 : QUARTERLY REPORT

* Financial Year End : 30/06/2007

* Quarter : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

* Quarterly report for the financial period ended : 30/09/2006

* The figures : ○ have been audited ● have not been audited

RECEIVED

Please attach the full Quarterly Report here:

LICB-07Q1.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2006	30/09/2005	30/09/2006	30/09/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,154,528	734,515	1,154,528	734,515
2	Profit/(loss) before tax	161,936	-32,769	161,936	-32,769
3	Profit/(loss) for the period	146,995	-21,708	146,995	-21,708

LION INDUSTRIES CORPORATION BERHAD (415-D)

30 NOV 2006

Signature

4	Profit/(loss) attributable to ordinary equity holders of the parent	147,602	-19,646	147,602	-19,646
5	Basic earnings/(loss) per share (sen)	21.18	-2.82	21.18	-2.82
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.1000		2.8800	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2006	30/09/2005	30/09/2006	30/09/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	7,876	6,554	7,876	6,554
2	Gross interest expense	40,562	38,617	40,562	38,617

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

30 NOV 2006

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

First Quarter Ended

30 September 2006

Interim report for the first quarter ended 30 September 2006
(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2005 RM'000	CURRENT YEAR TO DATE 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2005 RM'000
Revenue		1,154,528	734,515	1,154,528	734,515
Operating expenses		(1,085,147)	(753,632)	(1,085,147)	(753,632)
Other operating income		155	8,237	155	8,237
Profit/(Loss) from operations		69,536	(10,880)	69,536	(10,880)
Finance costs		(40,562)	(38,617)	(40,562)	(38,617)
Share in results of associated companies		125,086	10,174	125,086	10,174
Income from other investments		7,876	6,554	7,876	6,554
Profit/(Loss) before taxation		161,936	(32,769)	161,936	(32,769)
Taxation	17	(14,941)	11,061	(14,941)	11,061
Net profit/(loss) for the period		146,995	(21,708)	146,995	(21,708)
Attributable to :					
- Equity holders of the parent		147,602	(19,646)	147,602	(19,646)
- Minority interests		(607)	(2,062)	(607)	(2,062)
Net profit/(loss) for the period		146,995	(21,708)	146,995	(21,708)
Earnings/(Loss) per share attributable to equity holders of the parent (sen) :					
- Basic	25	21.18	(2.82)	21.18	(2.82)
- Diluted	25	-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the first quarter ended 30 September 2006

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2006 RM'000 (Restated)
ASSETS			
Non-Current Assets			
Property, plant and equipment		2,189,712	2,204,394
Forest concessions		287,437	290,136
Plantation development expenditure		152,861	152,139
Land held for property development		55,792	54,749
Investment in associated companies		596,539	470,454
Long-term investments		166,090	166,118
Deferred tax assets		125,366	143,319
Intangible assets		132,106	132,115
		3,705,903	3,613,424
Current Assets			
Property development costs		35,110	37,380
Inventories		1,169,366	824,409
Short-term investments		54,705	54,705
Amount due by contract customers		667	667
Trade receivables		452,958	510,113
Other receivables		280,796	315,308
Deposits, cash and bank balances		269,197	248,069
		2,262,799	1,990,651
TOTAL ASSETS		5,968,702	5,604,075
EQUITY AND LIABILITIES			
Share capital		697,102	697,102
Reserves		1,462,455	1,312,722
Equity attributable to equity holders of the parent		2,159,557	2,009,824
Minority interests		423,825	424,364
Total equity		2,583,382	2,434,188
Non-Current Liabilities			
Long-term borrowings	21	1,594,386	1,637,637
Bonds and USD Debts	21	79,439	72,816
Deferred tax liabilities		132,049	135,821
Deferred payables		1,660	1,660
		1,807,534	1,847,934
Current Liabilities			
Trade payables		442,022	280,340
Other payables		534,056	466,303
Amount due to contract customers		1,091	1,385
Short-term borrowings	21	330,484	305,502
Bonds and USD Debts	21	266,704	266,303
Tax liabilities		3,429	2,120
		1,577,786	1,321,953
TOTAL EQUITY AND LIABILITIES		5,968,702	5,604,075
Net assets per share attributable to ordinary equity holders of the parent (RM)		3.10	2.88

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2006
(The figures have not been audited)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	← Attributable to equity holders of the parent					→		
		Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Retained Profits RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
30 September 2006									
At 1 July 2006									
As previously stated		697,102	515,192	605,122	30,046	162,362	2,009,824	424,364	2,434,188
Prior year adjustment : Effects of adopting FRS 2	1(a)	-	-	-	904	(904)	-	-	-
Restated		697,102	515,192	605,122	30,950	161,458	2,009,824	424,364	2,434,188
Effects of adopting FRS 3	1(b)	-	-	(605,122)	-	617,022	11,900	-	11,900
		697,102	515,192	-	30,950	778,480	2,021,724	424,364	2,446,088
Translation difference on net equity of foreign subsidiaries & other movements		-	-	-	(3,095)	-	(3,095)	68	(3,027)
Effect of dilution on equity interest in an associated company		-	-	-	-	(6,900)	(6,900)	-	(6,900)
Share-based payment under ESOS	1(a)	-	-		226	-	226	-	226
Net profit/(loss) for the period		-	-	-	-	147,602	147,602	(607)	146,995
At 30 September 2006		697,102	515,192	-	28,081	919,182	2,159,557	423,825	2,583,382
30 September 2005									
At 1 July 2005		697,056	515,190	769,593	34,560	261,589	2,277,988	482,427	2,760,415
Translation difference on net equity of foreign subsidiaries & other movements		-	-	-	801	-	801	763	1,564
Amortisation for the period		-	-	(8,524)	-	-	(8,524)	-	(8,524)
Net loss for the period		-	-	-	-	(19,646)	(19,646)	(2,062)	(21,708)
At 30 September 2005		697,056	515,190	761,069	35,361	241,943	2,250,619	481,128	2,731,747

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the first quarter ended 30 September 2006
(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR TO DATE 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2005 RM'000
OPERATING ACTIVITIES		
Profit/(Loss) before taxation	161,936	(32,769)
Adjustments for:		
Non-cash items (mainly depreciation)	50,145	25,411
Non-operating items (mainly associates' results & finance costs)	(92,400)	21,889
Operating profit before changes in working capital	119,681	14,531
Changes in working capital :		
Net changes in current assets	(258,732)	(128,462)
Net changes in current liabilities	212,255	9,731
Others (mainly interest and tax paid)	2,351	(5,450)
	75,555	(109,650)
INVESTING ACTIVITIES		
Proceeds from disposal of investments	-	1,897
Others (mainly purchase of property, plant and equipment)	(19,454)	(68,700)
	(19,454)	(66,803)
FINANCING ACTIVITIES		
Borrowings	(27,310)	262,599
Others (mainly interest paid)	(23,915)	(4,378)
	(51,225)	258,221
Net changes in cash & cash equivalents	4,876	81,768
Effects of exchange rate changes	101	445
Cash & cash equivalents at beginning of the period	134,035	94,586
Cash & cash equivalents at end of the period	139,012	176,799

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134 : "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2006. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2006.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2006 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2006 :

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The adoption of the above FRSs does not have a significant financial impact on the Group except for the following :

a) FRS 2 : Share-based Payment

This FRS requires an entity to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity.

The Company and its listed subsidiary company, Lion Forest Industries Berhad, operate equity-settled, share-based compensation plan for the employees of the Group, the Lion Industries Corporation Berhad Executive Share Option Scheme ("ESOS") and the Lion Forest Industries Berhad Executive Share Option Scheme respectively. Prior to 1 July 2006, no compensation was recognised in profit or loss for the share options granted. With the adoption of FRS 2, the compensation expense relating to share options is recognised in profit or loss over the vesting periods of the grants with a corresponding increase in equity. The total amount to be recognised as compensation expense is determined by reference to the fair value of the share options at the date of the grant and the number of share options to be vested by vesting date. The fair value of the share option is computed using a binomial options pricing model. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in profit or loss and a corresponding adjustment to equity over the remaining vesting period.

1. Accounting policies and methods of computation (Cont'd)

Under the transitional provisions of FRS 2, this FRS must be applied to share options that were granted after 31 December 2004 and had not yet been vested on 1 January 2006. The application is retrospective and accordingly, the comparative amounts as at 30 June 2006 are restated. The financial impact to the Group arising from this change in accounting policy is as follows :

	As at 1/7/2006 RM'000
Decrease in Retained Profits	(904)
Increase in Other Reserves	904

	Current Year Quarter 30/9/2006 RM'000	Preceding Year Corresponding Quarter 30/9/2005 RM'000	Current Year To Date 30/9/2006 RM'000	Preceding Year Corresponding Period 30/9/2005 RM'000
Decrease in net profit for the period	(226)	-	(226)	-

Comparatives have been restated due to this change in accounting policy.

b) FRS 3 : Business Combinations

The adoption of FRS 3 has resulted in the Group ceasing annual goodwill amortisation. Goodwill is carried at cost less accumulated impairment losses and is now tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment loss is recognised in profit or loss and subsequent reversal is not allowed. Prior to 1 July 2006, goodwill was amortised on a straight-line basis over its estimated useful life of 25 years.

The carrying amount of goodwill as at 1 July 2006 of RM131 million will cease to be amortised. This has the effect of reducing the amortisation charges by RM3 million in the current quarter and financial year-to-date.

Under FRS 3, any excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisitions (previously referred to as "negative goodwill"), after reassessment, is now recognised immediately in profit or loss. In accordance with the transitional provisions of FRS 3, the negative goodwill as at 1 July 2006 of RM605 million and RM12 million in the Group's investment in an associated company was derecognised with a corresponding increase in retained profits.

c) FRS 101 : Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of net after-tax results of associated companies and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity. FRS 101 also requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interests.

The current period's presentation of the Group's financial statements is based on the requirements of the revised FRS 101, with the comparatives restated to conform with the current period's presentation.

1. Accounting policies and methods of computation (Cont'd)

The following comparative amounts have been restated due to the adoption of new / revised FRSs :

	Reported Previously	Adjustments	Restated
	RM'000	RM'000	RM'000
At 30 June 2006			
- Retained Profits	162,362	(904)	161,458
- Other Reserves	30,046	904	30,950
3 Months Ended 30 September 2005			
- Share in results of associated companies	15,520	(5,346)	10,174
- Tax credit	5,715	5,346	11,061
	Net adjustment	-	

2. Auditors' report on preceding annual financial statements

There were no qualifications in the auditors' report of the preceding year's financial statement. However, the auditors drew the attention to the financial position of the Group concerning the portion of LICB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Comments about seasonal or cyclical factors

Apart from the timber extraction and pulp and paper operations, the operations of the Group are not subject to material seasonal or cyclical effect.

4. Unusual items due to their nature, size or incidence

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the current quarter and financial year-to-date.

5. Changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

During the financial year-to-date, the Group has partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM40 million.

Other than the above, there were no issuances, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividends paid

There were no dividend paid during the current quarter and financial year-to-date.

8. Segmental information

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	979,771	(4,419)	975,352	75,173
Timber extraction and pulp and paper	97,273	-	97,273	1,784
Building materials	35,192	-	35,192	17
Property and construction	5,204	-	5,204	335
Tyre	18,431	-	18,431	(4,482)
Others	23,076	-	23,076	(2,418)
	1,158,947	(4,419)	1,154,528	70,409
Unallocated costs				(873)
Profit from operations				69,536
Finance costs				(40,562)
Share in results of associated companies				125,086
Income from other investments				7,876
Profit before taxation				161,936

9. Carrying amount of revalued assets

The valuation of property, plant and equipment have been brought forward without amendment from the previous audited financial statements.

10. Subsequent events

Other than as disclosed in Note 20, there were no material events subsequent to the end of the current quarter.

11. Changes in composition of the Group

There were no material changes in the composition of the Group during the financial year-to-date.

12. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

13. Performance review

The Group posted a significantly better performance for the quarter under review. Higher demand for steel products together with better results generated by the Group's listed subsidiary company, Lion Forest Industries Berhad, had resulted in the Group recording an operating profit of RM69.5 million against a loss of RM10.9 million in the preceding year corresponding period. Share in results of our associated companies was also higher due to a one-off gain reported following the share placement exercise of its listed retail business in China.

14. Comment on material change in profit before taxation

	Revenue		Profit/(Loss) from operations	
	Current Quarter 30/9/2006 RM'000	Immediate Preceding Quarter 30/6/2006 RM'000	Current Quarter 30/9/2006 RM'000	Immediate Preceding Quarter 30/6/2006 RM'000
Steel	975,352	806,704	75,173	(14,678)
Timber extraction and pulp and paper	97,273	70,530	1,784	(22,509)
Tyre	18,431	13,840	(4,482)	(6,019)
Others	63,472	72,782	(2,066)	(14,887)
Unallocated costs	-	-	(873)	(900)
	1,154,528	963,856	69,536	(58,993)

The turnaround in performance of the Group's results for the current quarter was mainly contributed by the steel division and the timber extraction and pulp and paper operations. The better performance recorded by the steel division was mainly due to improved operating environment, whilst for the timber extraction and pulp and paper operations, it was due to higher sales volume and better paper selling price.

15. Commentary on prospects

The performance of the steel division is expected to be lower in the next quarter following the softening of demand towards the end of September quarter. However, the timber extraction and pulp and paper operation is expected to maintain its profitable position, whilst the Group's listed associated company involved in the retail business is envisaged to record better operating performance in the next quarter.

16. Profit forecast or profit guarantee

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
Taxation comprises :	CURRENT YEAR QUARTER 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2005 RM'000	CURRENT YEAR TO DATE 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2005 RM'000
Current year tax - Arising in Malaysia	2,012	1,939	2,012	1,939
Deferred tax	12,929	(13,000)	12,929	(13,000)
	14,941	(11,061)	14,941	(11,061)

Excluding the share of those of the associated companies, the effective tax rate of the Group for the current quarter is higher than the statutory tax rate mainly due to the losses of certain subsidiary companies which cannot be set off against taxable profits made by other subsidiary companies, and certain expenses which are not deductible for tax purposes.

18. Sale of unquoted investments and properties

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date.

19. Quoted securities

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows :

	RM'000
At cost	65,938
At book value	8,113
At market value	8,126

20. Corporate proposals

The status of corporate proposals of the Company's listed subsidiary, Lion Forest Industries Berhad ("LFIB"), is reported in the Interim Report of LFIB.

Other than the above, there were no corporate proposals pending completion at the date of this report.

21. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	231,596	1,194,154	1,425,750
Unsecured	38,888	232	39,120
BaIDS			
Secured	60,000	400,000	460,000
	330,484	1,594,386	1,924,870
Bonds and USD Debts			
Secured	266,704	79,439	346,143
	597,188	1,673,825	2,271,013

	Foreign Currency '000	RM'000
The Group's borrowings were denominated in the following currencies :		
- Ringgit Malaysia	-	1,532,639
- US Dollar	186,495	687,235
- Chinese Renminbi	109,599	51,139
		2,271,013

22. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

23. Changes in material litigation

There were no changes in material litigation since the last annual balance sheet date.

24. Dividend proposed

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2006.

25. Earnings/(Loss) per share ("EPS")

Basic

Basic EPS is calculated by dividing the Group's net profit (2005: net loss) for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period of 697.1 million (2005 : 697.1 million).

Diluted

Diluted EPS is not disclosed as the exercise price for the Company's ESOS is above the average market value of the Company's shares and therefore no dilutive effect for the current quarter and financial year-to-date.

For the preceding year, the diluted EPS was not disclosed as the exercise period for the Company's ESOS expired on 14 May 2005.

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales: Up to December 2005	Concluded Sales: Current Year (Jan-Dec 06) Current Quarter	Concluded Sales: Current Year (Jan-Dec 06) Year-To-Date	Sale Proceeds Received: Up to December 2005	Sale Proceeds Received: Current Year (Jan - Dec 06) Actual Received in Current Qtr	Sale Proceeds Received: Current Year (Jan - Dec 06) Actual Received in YTD	Sale Proceeds Received: Current Year (Jan - Dec 06) Projected to Dec 2006	Sale Proceeds Received: Current Year (Jan - Dec 06) Projected Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-	-	-
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	5.8	-	-	5.8	-	1.8	7.4	9.2
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	-	-
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	-	-	9.4	-	-	9.4	29.9	39.3
Total	541.3	214.0	-	9.4	214.0	-	11.2	37.3	48.5

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.